GENESIS PARK ACQUISITION CORP.

2000 Edwards St., Suite B

Houston, TX 77007

November 23, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Martin

Re:	Genesis Park Acquisition Corp.

Registration Statement on Form S-1

File No. 333-249066

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Genesis Park Acquisition Corp. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to November 23, 2020 at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter. Under separate cover, you will receive today a letter from the managing underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Please confirm that the Registration Statement has been declared effective by telephoning Sean Ewen of Willkie Farr & Gallagher LLP at (212) 728-8867. Comments with respect to this request or the Registration Statement may be directed to Mr. Ewen by telephone or facsimile at (212) 728-9867.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

GENESIS PARK ACQUISITION CORP.

By:	/s/ Paul W. Hobby
Name:	Paul W. Hobby
Title:	Chief Executive Officer

cc:	Sean Ewen